SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

ITUS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45069V104

(CUSIP Number)

Amit Kumar

c/o ITUS Corporation

12100 Wilshire Boulevard

Los Angeles, CA 90025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

----------------------

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069V104

                  13D

1.

NAME OF REPORTING PERSONS

(ENTITIES ONLY)

Amit Kumar

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)  [ ]

(b)  [ ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS*

OO – Option Grant/Vesting

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) OR 2(e) [ ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF          7.   SOLE VOTING POWER

SHARES

BENEFICIALLY

15,492,795 1

OWNED BY           8.   SHARED VOTING POWER

EACH

REPORTING

-0-

PERSON WITH        9.   SOLE DISPOSITIVE POWER

15,492,795 1

                   10.  SHARED DISPOSITIVE POWER

-0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,492,795 (See Item 4)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.  TYPE OF REPORTING PERSON *

IN

1 Includes (i) 13,275,364 shares of common stock underlying options that are exercisable within 60 days of the date hereof granted to the Reporting Person, (ii) 444,440 shares of common stock underlying options that are exercisable within 60 days of the date hereof granted to the Reporting Person pursuant to the Company’s 2010 Share Incentive Plan and (iii) 383,300 shares of common stock underlying warrants that are exercisable within 60 days of the date hereof purchased by the Reporting Person in private placements on January 25, 2013 and July 15, 2014.

Item 1.   Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of ITUS Corporation (the “Company”).  The principal executive office of the Company is located at 12100 Wilshire Boulevard, Los Angeles, CA 90025.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2.   Identity and Background.

(a)

This statement is being filed by Dr. Amit Kumar (the “Reporting Person”).

(b)

 The principal business address of the Reporting Person is 12100 Wilshire Boulevard, Los Angeles, CA 90025.

(c)

The Reporting Person is a director and strategic advisor of the Company and is the Chief Executive Officer of Geo Fossil Fuels LLC. Geo Fossil Fuels LLC is located at 14818 West 6th Avenue, Unit A1, Golden, CO 80401.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person was previously granted options for no consideration. Certain of these options vested or will vest within 60 days which caused the Reporting Person’s beneficial ownership to increase above 5%.

Item 4.  Purpose of Transaction.

The Company granted the Reporting Person such options in order to incentivize the Reporting Person.

Plans or Proposals of the Reporting Person

Except as set forth above,  the Reporting  Person does not currently have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional  securities of the Company or the disposition of securities of the Company; (b) an  extraordinary corporate  transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material  amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors  or to fill any existing vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Company; (f) any other  material  change in the Company's business or corporate  structure; (g) changes in the Company’s certificate of  incorporation,  bylaws or instruments corresponding  thereto or other actions which may impede  the acquisition  of control of the Company by any person;  (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized  to be quoted in an  inter-dealer  quotation  system of a  registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)

As of February 18, 2015, the Reporting Person beneficially owns 15,492,795 shares of Common Stock consisting of (i) 1,389,691 shares of common stock, (ii) 13,275,364 shares of common stock underlying options that are exercisable within 60 days of the date hereof granted to the Reporting Person, (iii) 444,440 shares of common stock underlying options that are exercisable within 60 days of the date hereof granted to the Reporting Person pursuant to the Company’s 2010 Share Incentive Plan and (iv) 383,300 shares of common stock underlying warrants that are exercisable within 60 days of the date hereof purchased by the Reporting Person in private placements on January 25, 2013 and July 15, 2014. These shares, in the aggregate, represent 6.6% of the shares of the Company.

(b)

The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote:  15,492,795

2.  Shared power to vote or to direct vote:  -0-

3. Sole power to dispose or to direct the disposition: 15,492,795

4. Shared power to dispose or to direct the disposition -0-

 (c)

Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Person.

(d)

No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2015

/s/ Dr. Amit Kumar

Dr. Amit Kumar